

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Michael Ward
President and Chief Executive Officer
Silver Butte Co.
601 W. Main Ave., Ste. 1017
Spokane, WA 99201

   Re: Silver Butte Co.
     Preliminary Information Statement on Schedule 14C
     Filed January 14, 2011
     File No. 1-05790

Dear Mr. Ward:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you are increasing your authorized common stock capital so that you can issue shares to complete your acquisition of Gulfmark Energy Group, Inc. Revise you filing to furnish the information required pursuant to Items 13 and 14 of Schedule 14A pursuant to Item 1 of Schedule 14C. Please see Note A to Schedule 14A.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael Ward
Silver Butte Co.
January 21, 2011
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Greg Wilson
        (509) 891-8382